Mail Stop 4561

November 30, 2006

Kenneth E. Compton
President and Chief Executive Officer
Advance America, Cash Advance Centers, Inc.
135 North Church Street
Spartanburg, South Carolina 29306

Re: Advance America, Cash Advance Centers, Inc.
Form 10-K for the Fiscal Year ended December 31, 2005
Form 10-Q for the Fiscal Quarter ended March 31, 2006
Form 10-Q for the Fiscal Quarter ended June 30, 2006
Form 10-Q for the Fiscal Quarter ended September 30, 2006
File No. 001-32363

Dear Mr. Compton:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant